March 16, 2018

VIA EDGAR CORRESPONDENCE

Kieran G. Brown

U.S. Securities and Exchange Commission
Division of Investment Management, Chief Counsel’s Office

100 F Street NE
Washington DC 20549

Re:	Aberdeen Asset Management Inc., et al.
File No. 812-14670

Dear Mr. Brown:

We have received and reviewed your comments provided via e-mail on March 1, 2018 to the above-referenced application for an order under sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) for an exemption from section 17(a)(1) and (2) thereof and pursuant to section 17(d) of the Act and rule 17d-1 thereunder permitting the proposed transactions. Below is our response to your comments.(1)

1.                                      Comment: There are two definitions of “Board” in the application: one on page 4, which appears to be specific to the Boards of the Trust and CGH, and one on page 6, which refers more generally to Funds’ boards.  Please revise the application to use the more general definition as the defined term.

Response: The requested revision has been made.

2.                                      Comment: Similarly, on page 4, the term “Independent Board Members” appears limited to board members that are not interested persons of the Trust or GCH.  Please revise the definition to more clearly cover board members that are not interested persons of the relevant Fund.

Response: The requested revision has been made.

3.                                      Comment:  On page 4, please revise footnote 6 to state that “[t]he Applicants acknowledge that they are neither seeking nor receiving relief with respect to the separately managed accounts.”

Response: Footnote 6 has been revised.

4.                                      Comment:  On page 33, in the paragraph carrying over from page 32, the last sentence includes a cross-reference to condition 9.  Please revise this to instead reference condition 10.

(1)  Capitalized terms have the same meaning as in the application unless otherwise indicated.

Response: The requested change has been made.

5.                                      Comment: On page 33, in condition 2, the last sentence, beginning “If a redemption fee is charged . . .”, immediately after “open-end investment company”, please add “registered under the 1940 Act”.

Response: The requested change has been made.

*          *          *          *          *

Sincerely,

/s/ Jennifer M. Rogers
Jennifer M. Rogers

cc:                                Lucia Sitar, Aberdeen Asset Management

Rose DiMartino, Willkie Farr & Gallagher LLP

Elliot J. Gluck, Willkie Farr & Gallagher LLP

Dean Caruvana, Willkie Farr & Gallagher LLP

William Farrar, Sullivan & Cromwell LLP